Exhibit 99.1

Sierra Metals Discovers new high-grade zone including 1.86g/t Ag, 0.54% Pb, 0.28% Cu, 9.53% Zn over 57 meters located 220 meters east of the current mine operations at the Yauricocha Mine, Peru

TSX: SMT
BVL: SMT
NYSE AMERICAN: SMTS

•	Current drilling program at the Contacto Oriental zone reflects high-grade polymetallic, copper mineralization in addition to a new style of mineralization (Hydrothermal Breccias) which continue and remain open at depth
•	The new discovery is important due to its close proximity to current mine exploitation areas which could reduce the time and capex to integrate this new zone into the mine plan
•	To date 4 holes have been completed from 1070 level in Contacto Oriental Area
•	Copper sulphide rich mineral deposits have been defined containing widths of greater than 50 meters and Hydrothermal Breccias containing high-grade zinc are open and have potential at depth
•	Hydrothermal breccias are important structures representing a new style of mineralization not previously present. Their presence at the 1070 level suggests phreatomagmatic events below this level

Drill hole highlights include:

Hole No	From	To	Ag (g/t)	Pb (%)	Cu (%)	Zn (%)	Width
E-COR17-18-01	65.10	97.50	2.31	0.51	0.37	11.75	over 32 meters
E-COR17-18-03	115.60	124.90	0.39	0.03	0.14	7.68	over 9 meters
E-COR17-18-04	92.20	149.40	1.86	0.54	0.28	9.53	over 57 meters

TORONTO, June 4, 2018 /CNW/ - Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") today announced drilling results demonstrating high grade polymetallic ore and a new mineralization style of Hydrothermal Breccias located at the Contacto Oriental Zone extension situated within the Central Mine at Yauricocha.

To date, four holes have been executed from the 1070 level of the Yauricocha Mine in the Contacto Oriental Area. These holes have intercepted polymetallic sulphide mineralization containing high-grade zinc and copper zones over significant widths. These results demonstrate the potential for high grade mineralization within the reported area, and more importantly indicate the continued existence of extensive mineralization at depth. These results come as part of an ongoing brownfield drilling program testing priority targets at the Yauricocha Mine, which is located 150 kilometers east-southeast of Lima in the Yauricocha Mining District (Cordillera Occidental), Peru.

Igor Gonzales, President and CEO of Sierra Metals stated: "Today's results represents further the further potential at the Yauricocha Mine with the identification of high-grade polymetallic mineralization at the Contacto Oriental zone. It also suggests the possibility of even further mineralization at depth, specifically from the Zinc sulphide orebodies which contain significant widths."  He continued, "The Central Mine area contains several high-grade mineralized areas opening the possibility for further discoveries of additional orebodies along the Yauricocha fault. The Company made a strong commitment to brownfield exploration as part of its growth plan, and results such as the ones released today continue to demonstrate that this investment is paying off with the potential to further grow our mineral resources, and add high value tonnage".

Alonso Lujan, Vice President, Exploration of Sierra Metals commented: "The location of the new discovery is outside of the Yauricocha Fault contact zone, which is important as it confirms the exploration upside of zones previously unexplored. Prior exploration efforts at Yauricocha were mainly focused on the Yauricocha contact zone." He continued, "the results reported today from the Contacto Oriental zone demonstrate the existence of high-grade, sulphide mineralized sectors containing mainly copper and zinc as show in table 1 below. Generally hydrothermal breccias are large structures and the discovery of a new style of mineralization represents a new opportunity to further increase resources."

All reported intercepts are core length as further drilling is required to determine true thicknesses.

A map of the Yauricocha Mine 1070 level (Central Mine) is shown in Figure 1. Figure 2 shows the location of the area explored. Figures 3, 4 and 5 show the cross sections of the drill holes (Please note in figure 5 the width of the Copper sulphide orebody is more than 25 meters).

Table 1 – Selected Drill Hole Assay Results on Contacto Oriental Zone

Hole No	From	To	Width (m)	Ag (g/t)	Pb (%)	Cu (%)	Zn (%)	Style
E-COR17-18-01	4.00	24.60	20.60	0.14	0.02	0.01	1.47	Breccia
	65.10	97.50	32.40	2.31	0.51	0.37	11.75	Poly
	97.50	146.60	49.10	1.06	0.07	1.84	0.30	Copper
E-COR17-18-02	9.00	19.00	10.00	0.19	0.05	0.03	1.98	Breccia
	90.00	95.10	5.10	0.33	0.07	0.09	1.14	Breccia
	95.10	96.00	8.85	0.24	0.17	0.03	4.06	Breccia
E-COR17-18-03	4.90	33.10	28.20	0.15	0.02	0.02	2.08	Breccia
	72.00	77.30	5.30	0.97	0.03	0.87	0.07	Copper
	115.60	124.90	9.30	0.39	0.03	0.14	7.68	Breccia
E-COR17-18-04	4.95	24.10	19.15	0.16	0.02	0.01	1.99	Breccia
	37.00	57.80	17.95	0.10	0.01	0.01	0.54	Breccia
	92.20	149.40	57.20	1.86	0.54	0.28	9.53	Poly/Breccia

Figure 1 - Yauricocha Mine – Plan View of Yauricocha Mine and Location of Contacto Oriental Zone

Figure 2 - Plan View – Yauricocha Mine (Contacto Oriental Zone)

Figure 3 – Cross Section View 1– Drill hole: E-COR-17-18-01

Figure 4 – Cross Section View 2 – Drill hole: E-COR-17-18-02

Figure 5 – Cross Section View 3 – Drill hole: E-COR-17-18-03

Figure 6 – Cross Section View 6– Drill hole: E-COR-17-18-04

Quality Control

All samples were dried, crushed and pulverized by the Chumpe Lab at site, pulp samples were shipped by ALS Peru S.A. Lab Chemex) to their laboratory in Lima, Peru.

The quality assurance-quality control (QA-QC) program employed by Sierra Metals has been described in detail in the NI-43-101 report for Yauricocha dated December 9, 2016, prepared by SRK Consulting in Denver, which is available for review on Sedar. Standards and blanks are inserted into the sample stream and duplicate samples are sent to the ALS Peru S.A. lab (Chemex) in Lima as per internal quality control procedures.

Qualified Persons

The technical content of this news release has been reviewed and approved by Gordon Babcock P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including the anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"), which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 -  Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Alonso Lujan, V.P., Exploration, Sierra Metals Inc., +(51) 630-3100, +(52) 614-4260211; Igor Gonzales, President & CEO, Sierra Metals Inc., +1(416) 366-7777

CO: Sierra Metals Inc.

CNW 07:00e 04-JUN-18